UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2008
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-11588
Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)
SAGA COMMUNICATIONS, INC.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2008 and 2007

Page
Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits — December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2008 and 2007	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	12

Other Information:
Signatures	13
EX-23.1 Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 25, 2009

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value:
Pooled separate accounts	$10,716,767	$16,452,066
Guaranteed income fund	3,227,811	2,486,730
Saga common stock fund	341,548	1,044,425
Participant loans	274,599	261,544

	14,560,725	20,244,765

Employer contributions receivable	189,841	283,664

Net assets available for benefits	$14,750,566	$20,528,429

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2008	2007

Investment income (loss)
Interest and dividends	$138,546	$114,275
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Pooled separate accounts	(6,090,900)	1,471,642
Saga common stock fund	(866,284)	(673,918)

Total investment income (loss)	(6,818,638)	911,999

Contributions
Participant contributions	2,070,556	2,107,982
Employer contributions	189,841	283,664

Total contributions	2,260,397	2,391,646

Deductions
Benefit payments	1,219,622	1,241,073

Net (decrease) increase	(5,777,863)	2,062,572
Net assets available for benefits:
Beginning of year	20,528,429	18,465,857

End of year	$14,750,566	$20,528,429

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007
1. Description of Plan
The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.
General
The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions to employees’ accounts are effected through voluntary reductions in their compensation. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.
The Company may make discretionary matching contributions to the Plan, which are contributed into the Saga Common Stock Fund. The participant may immediately transfer those dollars to other investment options.
For the 2008 plan year, the Company made a discretionary contribution of $189,841, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s compensation, not to exceed $500.
For the 2007 plan year, the Company made a discretionary contribution of $283,664, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s compensation, not to exceed $1,000.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 5 for discussion of fair value measurements.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, certain reclassification adjustments have been made to historical results to achieve consistency in presentation.
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007

Guaranteed Income Fund	$3,227,811	$2,486,730
Fidelity Contrafund Account	1,605,243	2,695,804
Vanguard Wellington / Admiral Fund	1,040,900	1,533,580
Dryden S&P 500 Index Fund	833,637	1,282,817
International Blend / Artio Fund	741,427	1,128,798
Saga Common Stock Fund*	341,548	1,044,425

*	Non-participant directed investment
4. Non-participant Directed Investments
Information about the assets and the significant components of the changes in assets relating to the Plan’s investment in the Saga Common Stock Fund is as follows:

	Year Ended December 31,
	2008	2007

Beginning balance	$1,044,425	$1,735,768
Changes in fund balance:
Employer contributions	280,784	282,473
Participant contributions	80,230	101,580
Depreciation in fair value of common stock	(866,284)	(673,918)
Benefit payments and withdrawals	(155,297)	(111,485)
Transfers from other investment funds, net	(42,310)	(289,993)

Net change in fund balance:	(702,877)	(691,343)

Ending balance	$341,548	$1,044,425

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
5. Financial Instruments Measured at Fair Value
Effective January 1, 2008 the Plan adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), for its financial instruments measured at fair value on a recurring basis. SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also describes three levels of inputs that may be used to measure fair value:

Level 1 –	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 –	Observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level 3 –	Unobservable inputs in which there is little or no market data available, which require the entity to develop its own assumptions.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2008:
     Pooled Separate Accounts – Pooled separate accounts are valued on a net unit value basis as determined by Prudential on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential Retirement Insurance Company (“Prudential”) specifying the source(s) to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities. In the event that a fund accountant’s initial valuation is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.
     Saga Common Stock Fund – The Saga common stock fund is valued at the closing price reported on the NYSE Amex stock exchange.
     Participant Loans – The participant loans are valued at their outstanding balances, which approximate fair value.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
     Guaranteed Income Fund — The guaranteed income fund is recorded at contract value, which approximates fair value. See Guaranteed Income Fund below for further information related to the valuation of this investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

				Balance at
				December 31,
	Level 1	Level 2	Level 3	2008
Plan’s Investment Assets:
Pooled Separate Accounts	—	$5,259,692	$5,457,075	$10,716,767
Guaranteed Income Fund	—	—	$3,227,811	3,227,811
Saga Common Stock Fund	$341,548	—	—	341,548
Participant Loans	—	—	274,599	274,599

Total Plan’s Investment Assets	$341,548	$5,259,692	$8,959,485	$14,560,725

Level 3 — Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Pooled
	Separate	Guaranteed	Participant
	Accounts	Income Fund	Loans

Balance, January 1, 2008	$8,778,909	$2,486,730	$261,544
Interest credited	—	118,022	20,525
Unrealized losses relating to instruments still held at December 31, 2008	(3,220,053)	—	—
Purchases, sales, issuances and settlements, net	(101,781)	623,059	(7,470)

Balance, December 31, 2008	$5,457,075	$3,227,811	$274,599

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Guaranteed Income Fund – Investment Contract with Insurance Company
The Plan has entered into an investment contract, the Guaranteed Income Fund (“Fund”), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.
Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield based on actual earnings was approximately 4.00% and 4.15% for 2008 and 2007, respectively. The interest rate credited to participant accounts for these investment contracts is reset semiannually by the issuer but cannot be less than 1.5% and was 4.00% and 4.15%, respectively, at December 31, 2008 and 2007.
Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.
6. Income Tax Status
The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service dated September 4, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Employer ID # 38-2683519 Plan #001
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Income Fund	$3,227,811
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	1,605,243
*Prudential Retirement Insurance Company	Vanguard Wellington / Admiral Fund	1,040,900
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	833,637
*Prudential Retirement Insurance Company	International Blend / Artio Fund	741,427
*Prudential Retirement Insurance Company	Balanced I / Wellington Management Fund	609,233
*Prudential Retirement Insurance Company	American Century Ultra Account	512,682
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	499,482
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock	480,623
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	475,612
*Prudential Retirement Insurance Company	Mid Cap Growth / TimesSquare Fund	451,627
*Prudential Retirement Insurance Company	Mid Cap Growth / Artisan Partners Fund	360,042
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	359,673
*Prudential Retirement Insurance Company	Investment Grade Coprorate Bond / PIM Fund	345,990
*Prudential Retirement Insurance Company	Janus Fund	321,476
*Prudential Retirement Insurance Company	Mid Cap Value / Integrity Fund	317,233
*Prudential Retirement Insurance Company	Large Cap Value / LSV Asset Management	306,893
*Prudential Retirement Insurance Company	Small Cap Blend / WHV Fund	284,200
*Prudential Retirement Insurance Company	Small Cap Value / Kennedy Capital Fund	270,298
*Prudential Retirement Insurance Company	Large Cap Value / Barrow Hanley Fund	263,086
*Prudential Retirement Insurance Company	High Yield Bond / Caywood-Scholl Fund	254,299
*Prudential Retirement Insurance Company	AllianceBern International Value Class K Fund	118,850
*Prudential Retirement Insurance Company	Lifetime Balanced Fund	65,983
*Prudential Retirement Insurance Company	Artisan Partners Growth Fund	49,264
*Prudential Retirement Insurance Company	Aim Small Cap Growth Class A	42,534
*Prudential Retirement Insurance Company	Lifetime Aggressive Growth Fund	32,907
*Prudential Retirement Insurance Company	Lifetime Growth Fund	30,667
*Prudential Retirement Insurance Company	Large Cap Blend / Victory Fund	19,280
*Prudential Retirement Insurance Company	Lifetime Conservative Growth Fund	17,297
*Prudential Retirement Insurance Company	Lifetime Income and Equity Fund	6,329

*Saga Communications, Inc.	Saga Common Stock Fund	341,548
*Participant loans receivable	Interest rates 5.00% to 9.25%	274,599

Total investments		$14,560,725

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2009	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 29, 2009	/s/ Catherine Bobinski
Catherine Bobinski
Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX
Exhibits
23.1           Consent of Ernst & Young LLP